UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2025

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file Number: 001-35741

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14901
(607) 737-3711

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

Elmira, New York
June 8, 2026

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments at fair value	$72,622,160	$64,252,669
Dividend and interest receivable	31,737	36,970
Employer's contribution receivable	25,187	—
Non-interest bearing cash	32,282	4
Net assets available for benefits	$72,711,366	$64,289,643

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2025	2024
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,973,057	$2,550,290
Net appreciation in fair value of investments	6,149,250	4,811,968
	9,122,307	7,362,258

Contributions:
Employer	1,635,350	1,506,322
Participant	2,460,472	2,258,896
Rollover	548,717	1,497,944
	4,644,539	5,263,162
Net additions	13,766,846	12,625,420

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	5,345,123	6,700,630
Total deductions	5,345,123	6,700,630

Net increase in net assets available for benefits	8,421,723	5,924,790

Net assets available for benefits at beginning of year	64,289,643	58,364,853

Net assets available for benefits at end of year	$72,711,366	$64,289,643

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

(1)DESCRIPTION OF PLAN
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Chemung Canal Trust Company (the “Bank”, the "Plan Sponsor", and the "Plan Administrator"), a wholly-owned bank subsidiary of Chemung Financial Corporation (“Corporation”). The Corporation is a $2.7 billion financial services holding company headquartered in Elmira, New York and operates 30 retail offices through its principal subsidiary, the Bank, a full-service community bank with trust powers. Established in 1833, the Bank is the oldest locally-owned and managed community bank in the State of New York. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance.
The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan allows eligible employees (the “Participants”) of the Bank and CFS Group, Inc. (collectively, the “Employer”) to contribute a portion of their compensation on a pre-tax or post-tax basis, into an individual account for the purpose of providing retirement benefits to the Participant at retirement or termination of employment. The Employer may also make contributions to each Participant’s individual account (as described below) pursuant to the provisions of the Plan. All contributions to the Plan are held in a tax-exempt trust established under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Plan is a tax-qualified Plan under Section 401(a) of the Code. The Plan qualifies as a safe harbor plan as described in the Code Sections 401(k) (12) and 401(m) (11).
The Plan is administered by the Plan Administrator, who is appointed by the Board of Directors of the Bank. The Plan complies with the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not designed to comply with Section 404(c) of ERISA and the related regulations.

ELIGIBILITY
Employees are eligible to enroll and make voluntary contributions to the Plan as of their first day of employment, if they are not classified as leased or seasonal employees. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate, and manage their voluntary contributions independently. Unless they make another investment election, Participant contributions are invested in the Plan’s qualified default investment fund.
Participants who are not currently contributing to the Plan, or are making contributions at a percentage less than 3% will have their contribution increased to 3% at the beginning of the year. Participants who are contributing between 3% and 5% based on their most recent election will have their contribution increased by 1% each year until a 6% contribution rate is reached.

CONTRIBUTIONS
Participant Contributions
The Plan allows Participants to defer a percentage of their eligible compensation each pay period on a pre-tax or post-tax basis, through payroll, subject to certain legal limitations. Eligible compensation includes all income earned by the Participant (e.g., salary, wages, bonus, commissions, special pay). The value of restricted stock that is reported as income when vested and the dividends paid on these shares are excluded from eligible compensation.

Employer Matching Contributions
The Bank contributes a match equal to 50% of the Participant's elective deferrals up to a maximum of 6% of eligible compensation. This is paid each pay period and trued up annually after the close of the plan year. There is no hours of service requirement to receive matching contributions.

Employer Discretionary Contributions
Participants hired prior to July 1, 2010 may receive an additional annual contribution at the discretion of the Board of Directors of the Bank. Participants receive a pro-rata portion of the contribution equal to the ratio of each eligible Participant’s compensation to the compensation of all eligible Participants, if they complete 1,000 hours of service during the plan year and are employed on December 31st of the plan year.

Employer Non-Discretionary Contributions
The Bank contributes a non-discretionary 3% of eligible compensation for each Participant, regardless of the Participant’s deferral. There is no hours of service requirement to receive non-discretionary contributions.

Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers and conduit individual retirement accounts. After-tax rollovers are not accepted by the Plan. Rollover contributions are 100% vested at the time of the contribution.

Dividend Election
The Plan has been designated as a non-leveraged employee stock ownership plan in accordance with the Code and ERISA. As such, a Participant may elect to have any dividends attributable to Chemung Financial Corporation common stock paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the Chemung Financial Corporation Common Stock Fund.

Vesting
Participants are immediately vested in their voluntary contributions, rollover contributions and employer discretionary and non-discretionary contributions. A five-year graded vesting schedule (20% per year of service) is applied to employer non-discretionary contributions for plan years prior to 2017. A year of service is credited upon the completion of 1,000 hours of service during the plan year. Employer matching contributions vest based upon hire date. Hire dates before January 1, 2025 qualify for immediate vesting. Vesting of Employer matching contributions for hire dates on or after January 1, 2025 are based on the employee's "vested percentage" and based upon years of service. Employees become fully vested upon three years of service.

Forfeited Accounts
Employer non-discretionary contributions that are forfeited can be used to reduce a future employer contribution that would otherwise be paid directly by the employer. As of December 31, 2025, $1,897 of forfeited non-vested accounts are held to be used to reduce employer contributions in future years. During the year ended December 31, 2024, $2,778 of forfeited non-vested accounts were used to reduce employer contributions.

DISTRIBUTIONS
Withdrawal of Contributions
Upon termination of service, the Participant’s account is either, as elected by the Participant, maintained in the Plan, directly rolled over into a qualified retirement plan or individual retirement account in the Participant’s name, or paid to the Participant in a lump sum or installment payments.

Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary, if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.

VOTING RIGHTS
The Corporation’s common stock held in the Chemung Financial Corporation Common Stock Fund is voted by the Trustee at the Corporation’s stockholder meetings in accordance with the confidential instructions of the Participants whose accounts are invested in the common stock. All shares of the Corporation’s common stock for which the Trustee receives voting instructions from Participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Corporation’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from Participants.

ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Bank.

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting and financial statements of the Plan conform to accounting principles generally accepted in the United States of America (“GAAP”).

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statements of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options consisting of Chemung Financial Corporation common stock, Chemung Canal Trust Company common trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Plan participants who are invested in the Chemung Financial Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Chemung Financial Corporation common stock.

INVESTMENT VALUATION
The Trustee holds the Plan’s investments and executes transactions therein. The investments of the Plan are reported at fair value. Please see Note 3 for a description of the valuation methodologies for assets measured at fair value.

The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no methodology changes for valuing investments in the current year.

INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

NET APPRECIATION OF INVESTMENTS
The net appreciation in the fair value of plan investments presented in the Statements of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

PARTICIPANT WITHDRAWALS
Participant withdrawals are recorded when paid.

SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

(3)FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1:    Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:    Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:    Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value:

Chemung Financial Corporation Common Stock
Chemung Financial Corporation common stock is classified within Level 1 of the valuation hierarchy and is valued at the closing price reported on the Nasdaq Stock Market.

Mutual Funds
Mutual funds are classified within Level 1 of the valuation hierarchy and are valued at the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
December 31, 2025
Investments at fair value:
Chemung Financial Corporation common stock	$5,317,294	$—	$—	$5,317,294
Mutual funds	67,304,866	—	—	67,304,866
Total investments at fair value	$72,622,160	$—	$—	$72,622,160

	Level 1	Level 2	Level 3	Total
December 31, 2024
Investments at fair value:
Chemung Financial Corporation common stock	$5,467,013	$—	$—	$5,467,013
Mutual funds	58,785,656	—	—	58,785,656
Total investments at fair value	$64,252,669	$—	$—	$64,252,669

(4) TAX STATUS

The IRS has determined and informed the Company by a letter dated October 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan’s Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, or partial termination as defined under ERISA, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

(6) TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan’s Sponsor and acts as trustee for the Plan’s assets. In addition, the Plan invested in Chemung Financial Corporation common stock (representing approximately 7.3% and 8.5% of net assets at December 31, 2025 and 2024, respectively). The expenses of administering the Plan are paid by the Bank and are not charged to the Plan.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815 PLAN #: 002
FORM 5500 – SCHEDULE H – PART IV; ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value
*	Chemung Financial Corporation	95,292	shares		$5,317,294

	Mutual funds:
	American Century Small Cap Value	30,687	shares		275,263
	Calvert Small Cap Fund	47	shares		1,455
	Calvert US Mid-Cap Core Responsible Index Fund	77	shares		3,356
	Calvert International Core Responsible Index Fund	215	shares		8,137
	Dodge & Cox Stock Fund Class 1	412,412	shares		6,841,912
	Dodge & Cox Income Fund Class 1	16,900	shares		217,170
	Federated Hermes Total Return	118,833	shares		1,139,604
	Fidelity Treasury Portfolio Institutional Class	6,026	shares		6,026
	Fidelity Small Cap Index Fund	13,950	shares		504,583
	Fidelity Contrafund	160,296	shares		3,895,191
	Fidelity Investments Money Market Government	4,953,552	shares		4,953,552
	Fidelity International Index Fund	57,167	shares		3,475,731
	Fidelity NASDAQ Composite Index Fund	5,930	shares		1,749,079
	Fidelity US Sustainability Index Fund	2,033	shares		61,960
	Guggenheim Core Bond Fund Institutional Class	52,651	shares		869,267
	JPMorgan Emerging Markets Equity Fund	4,984	shares		208,635
	JPMorgan Large Cap Growth Fund	25,003	shares		2,161,260
	Legg Mason Clearbridge Small Cap Growth I Fund	25,844	shares		936,587
	Lord Abbett Short Duration Income	183,939	shares		715,523
	Parnassus Core Equity Fund	512	shares		28,734
	Parnassus Endeavor Fund	183	shares		10,211
	Putnam Large Cap Value Fund	125,653	shares		4,934,407
	RBC Emerging Markets Equity Fund	59,856	shares		1,026,527
	T. Rowe Price Retirement 2025	15,745	shares		277,750
	T. Rowe Price Retirement 2030	19,192	shares		532,590
	T. Rowe Price Retirement 2035	85,474	shares		1,998,392
	T. Rowe Price Retirement 2040	2,959	shares		101,780
	T. Rowe Price Retirement 2045	11,250	shares		285,976
	T. Rowe Price Retirement 2050	1,416	shares		30,636
	T. Rowe Price Retirement 2060	1,149	shares		21,813
	T. Rowe Price Retirement 2065	474	shares		7,013
	Vanguard Dividend Growth Fund	22,071	shares		725,041
	Vanguard International Growth Admiral Fund	5,724	shares		652,460
	Vanguard S&P Mid-Cap 400 Index Fund	1,816	shares		809,822
	Vanguard Mid Cap Index Admiral Fund	2,435	shares		874,915
	Vanguard Extended Market Index Admiral Fund	11,300	shares		1,792,407
	Vanguard 500 Index Admiral Fund	28,871	shares		18,241,798
	Vanguard Total Bond Market Index Admiral Fund	470,777	shares		4,599,493
	Vanguard High Yield Corp-Admiral Fund	131,953	shares		734,977
	Vanguard Long-Term Government Bond Index Admiral Fund	13,178	shares		247,615
	Vanguard Short-Term Investment-Grade Admiral Fund	127,967	shares		1,346,218

	Total Investments				$72,622,160

*    Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

Date: June 8, 2026	By:	/s/ Nathan Gage
Interim Plan Administrator
Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

Date: June 8, 2026	By:	/s/ Dale M. McKim III
Chief Financial Officer
Chemung Canal Trust Company

EXHIBIT INDEX

The following exhibits are either filed with this Form 11-K or are incorporated herein by reference. The Corporation’s Securities Exchange Act File number is 001-35741.

Exhibit Number	Description

23.1	Consent of Mengel, Metzger, Barr & Co. LLP